SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                For the month of
                                 September 2007

                       RADA ELECTRONIC INDUSTRIES LIMITED
                              (Name of Registrant)


                 7 Giborei Israel Street, Netanya 42504, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________


         This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-12074, 333-115598, 333-117954,
and 333-127491 and Form S-8 Registration Statement File No. 333-111437.

                         RADA ELECTRONIC INDUSTRIES LTD.


6-K Items

     1. RADA Electronic Industries Ltd. Proxy Statement for Annual General Meeting to be held October 14, 2007.

     2.   RADA Electronic Industries Ltd. Proxy Card.

                                                                          ITEM 1

                         RADA ELECTRONIC INDUSTRIES LTD.
                            7 Giborei Israel Street,
                              Netanya 42504, Israel

                           --------------------------


              NOTICE OF 2007 ANNUAL GENERAL MEETING OF SHAREHOLDERS


RADA Electronic Industries Ltd. Shareholders:

          We cordially invite you to the 2007 Annual General Meeting of Shareholders to be held at 10 a.m. on Sunday, October 14, 2007, at 10:00 a.m. (Israel time), a our offices at 7 Giborei Israel Street, Netanya, Israel, for the following purposes:

          (1)  To elect two Class B directors for terms expiring in 2010;

          (2) To ratify and approve a loan agreement by and between us and Mr. Howard P.L. Yeung, our controlling shareholder, and to approve the issuance of a convertible note and warrants to Mr. Yeung thereunder;

          (3) To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2007 and to authorize our Board of Directors to determine their compensation based on the recommendation of our Audit Committee; and

          (4) To review and discuss our auditor's report and consolidated financial statements for the year ended December 31, 2006.

          The Board of Directors recommends that you vote in favor of all of the items, which are described in the attached Proxy Statement.

          Shareholders of record at the close of business on September 4, 2007 are entitled to notice of and to vote at the Meeting. You can vote by proxy either by mail or in person. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight
(48) hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Annual General Meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

                                            By Order of the Board of Directors,

                                            Herzle Bodinger,
                                            Chairman of the Board of Directors

                                            Netanya, Israel
                                            September 6, 2007

                         RADA ELECTRONIC INDUSTRIES LTD.
                            7 Giborei Israel Street,
                              Netanya 42504, Israel

                           --------------------------

                                 PROXY STATEMENT

                   2007 ANNUAL GENERAL MEETING OF SHAREHOLDERS


          This statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of RADA Electronic Industries Ltd., to be voted at the 2007 Annual General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of 2007 Annual General Meeting of Shareholders. The Meeting will be held on Sunday, October 14, 2007, at 10:00 a.m. (Israel time), at our offices at 7 Giborei Israel Street, Netanya, Israel.

         This Proxy Statement, the attached Notice of 2007 Annual General Meeting and the enclosed proxy card are being mailed to shareholders on or about September 7, 2007.

Purpose of the Annual General Meeting

          It is proposed that at the Meeting the following resolutions be adopted (i) to elect two Class B directors for terms expiring in 2010; (ii) to ratify and approve a loan agreement, by and between us and Mr. Howard P.L. Yeung, our controlling shareholder, and to approve the issuance of a convertible note and warrants to Mr. Yeung thereunder; and (iii) to ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2007 and to authorize our Board of Directors to determine their compensation based on the recommendation of our Audit Committee. In addition, our Directors' Annual Report to Shareholders, auditor's report and consolidated financial statements for the year ended December 31, 2006 will be reviewed and discussed at the Meeting.

          We are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment of the Board of Directors.

Proxy Procedure

          Only holders of record of our ordinary shares, par value of NIS 0.015 per share, as of the close of business on September 4, 2007, are entitled to notice of, and to vote in person or by proxy, at the Meeting.

          Shares eligible to be voted and for which a proxy card is properly signed and returned and actually received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the beginning of the Meeting will be voted as directed. If directions are not given or directions are not in accordance with the options listed on a signed and returned proxy card, such shares will be voted FOR the nominees for directors and FOR each proposal for which the Board of Directors recommends a vote FOR. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

          We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited personally or by telephone by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the U.S. Securities and Exchange Commission concerning the sending of proxies and proxy material to the beneficial owners of stock.

          You may vote by submitting your proxy with voting instructions by mail if you promptly complete, sign, date and return the accompanying proxy card in the enclosed self-addressed envelope to our transfer agent or to our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting. You may revoke your proxy at any time prior to the exercise of authority granted in the proxy by giving a written notice of revocation to our Corporate Secretary, by submitting a subsequently dated, validly executed proxy, or by voting in person.
Quorum and Voting

         As of September 4, 2007, the record date for determination of shareholders entitled to vote at the Meeting, there were outstanding 8,705,788 ordinary shares. Each ordinary share entitles the holder to one vote.

         The presence of two shareholders, holding at least one third (1/3) of our issued share capital voting rights, represented in person or by proxy at the Meeting, will constitute a quorum. An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve each of the proposals, except as otherwise stated in the proposal.

Securities Ownership by Certain Beneficial Owners and Management

         The following table sets forth certain information as of September 4, 2007 regarding the beneficial ownership by (i) all shareholders known to us to own beneficially more than 5% of our outstanding ordinary shares, (ii) each director and (iii) all directors and executive officers as a group:

                                                             Number of
                                                           Ordinary Shares         Percentage of Outstanding
Name of Beneficial Owner                               Beneficially Owned (1)         Ordinary Shares (2)
----------------------------------------------------   ----------------------         -------------------
Howard P.L. Yeung (3).............................            4,047,518                      46.5%
Kenneth Yeung (3).................................              450,029                       5.2%
Herzle Bodinger (4)...............................              134,722                       1.5%
Adrian Berg (5)...................................              85,533                        1.0%
Roy Kui Chuen Chan (6)............................              58,867                          *
Ben Zion Gruber (7)...............................              50,681                          *
Michael Letchinger................................                -                             *
Eli Akavia .......................................                -                             *
Nurit Mor  .......................................                -                             *
All directors and executive officers as a group
(10 persons) (8)..................................             529,804                        5.7%

------------------------
*    Less than 1%

1. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. In addition, ordinary shares relating to options currently exercisable or exercisable within 60 days of the record date are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them.

2. Based on 8,705,788 ordinary shares issued and outstanding as of September 4, 2007.

3. Of the 4,047,518 ordinary shares, 450,029 shares are held by Horsham Enterprises Ltd., a corporation incorporated in the British Virgin Islands. Messrs. Howard P.L. Yeung and his brother Kenneth Yeung are the beneficial owners, in equal shares, of Horsham Enterprises Ltd. Accordingly, Messrs. Yeung may be deemed to be the beneficial owners of the ordinary shares held by Horsham Enterprises Ltd.

4. Includes 134,722 ordinary shares subject to currently exercisable options granted under our stock option plan at an average exercise price of $3.60 per share. The options expire in September 2013.

5. Includes 85,533 ordinary shares subject to currently exercisable options granted under our stock option plan at an exercise price of $4.02 per share. The options expire in September 2013.

6. Includes 58,867 ordinary shares subject to currently exercisable options granted under our stock option plan at an exercise price of $4.02 per share. The options expire in September 2013.

7. Includes 34,014 ordinary shares issuable upon currently exercisable warrants at an exercise price of $1.88 per share that were issued in connection with the private placement of our shares in June 2007, and 16,667 ordinary shares subject to currently exercisable options granted under our stock option plans, at an exercise price of $4.02 per share, such options expire in September 2013.

8. Includes 529,804 ordinary shares issuable upon the exercise of currently exercisable warrants, at an average exercise price of $3.21 per share. The options expire in September 2013.

                            I. ELECTION OF DIRECTORS
                           (Item 1 on the Proxy Card)

         Pursuant to our articles of association, our Board of Directors may consist of no less than two and no more than eleven members, and is divided into three classes (other than outside directors), Class A, Class B and Class C. Generally, at each annual meeting of shareholders one class of directors is elected for a term of three years. At present we have two Class A directors, two Class B directors and one Class C director. All the members of our Board of Directors, except the outside directors, may be reelected upon completion of their term of office. In addition, companies incorporated under the laws of Israel whose shares have been offered to the public inside or outside of Israel, such as our company, are required by the Israeli Companies Law, 5759-1999, or the Israeli Companies Law, to appoint at least two outside directors, within the meaning of the Israeli Companies Law. In general, outside directors serve for three-year terms, which may be renewed for only one additional three-year term. However, Israeli companies listed on certain stock exchanges outside of Israel, including the NASDAQ Global Market, may appoint an outside director for additional terms of not more than three years subject to certain conditions. Such conditions include the determination by the audit committee and board of directors, that in view of the director's professional expertise and special contribution to the company's board of directors and its committees, the appointment of the outside director for an additional term is in the best interest of the company. Ms. Nurit Mor and Mr. Eli Akavia were each elected by our shareholders to serve as our outside directors pursuant to the provisions of the Israeli Companies Law for initial three-year terms expiring at our 2009 annual general meeting of shareholders.

         Under the Israeli Companies Law, our Board of Directors is required to determine the minimum number of directors who must have "accounting and financial expertise" (as such term is defined in regulations promulgated under the Israeli Companies Law). In addition, under the Israeli Companies Law at least one of our outside directors must have "accounting and financial expertise." Our Board of Directors has determined that our Board of Directors will include at least one director who has "accounting and financial expertise" within the meaning of the regulations promulgated under the Israeli Companies Law. Our Board of Directors has determined that both Mr. Adrian Berg, a member of our Board of Directors, and Mr. Eli Akavia, an outside director and an Audit Committee member, have the requisite "accounting and financial expertise."

         In general, under NASDAQ Marketplace Rules, as of July 31, 2005, a majority of our Board of Directors must qualify as independent directors and our audit committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective "independence" requirements of the Securities and Exchange Commission and NASDAQ. However, under an amendment to the NASDAQ Marketplace Rules, foreign private issuers, such as our company, may follow certain home country corporate governance practices without the need to seek individual exemptions from NASDAQ. Pursuant to this amendment, a foreign private issuer must provide NASDAQ with a letter from outside counsel in its home country certifying that the issuer's corporate governance practices are not prohibited by home country law. On May 5, 2005, we provided NASDAQ with a notice of non-compliance with respect to (among other things) the requirement to maintain a majority of independent directors, as defined under the NASDAQ Marketplace Rules. Instead, we follow Israeli law and practice which requires that we appoint at least two outside directors to our Board of Directors. In addition, in accordance with SEC rules, we have the mandated three independent directors, as defined by the SEC and NASDAQ rules, on our Audit Committee.

         We also do not follow the NASDAQ requirement regarding the process for the nomination of directors; instead, we follow Israeli law and practice in accordance with which directors are elected by the shareholders, unless otherwise provided in a company's articles of association. Our Articles of Association do not provide otherwise. Our practice has been that our director nominees are presented in our proxy statement for election at our annual meetings of shareholders.

         Accordingly, our Board of Directors proposes the election of Messrs. Herzle Bodinger and Michael Letchinger to serve as Class B directors, to hold office for three years until the Annual General Meeting of Shareholders to be held in 2010.

         Should either of the nominees be unavailable for election, the proxies will be voted for a substitute nominee designated by our Board of Directors. Each of the nominees is expected to be available.

         Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, will be necessary for shareholder approval of the election of the two nominees for Class B director for terms of three years each.

         Set forth below is information about each nominee, including age, position(s) held with our company, principal occupation, business history and other directorships held.

Nominees for Election as Class B Directors for Term Expiring in 2010

         Herzle Bodinger, 64, has served as a director since 1997. He joined us in May 1997 as the President of our U.S. subsidiary, Rada Electronic Industries Inc., in charge of international marketing activities and was appointed our President and Chief Executive Officer in June 1998. General (Res.) Bodinger has served as Chairman of our Board of Directors since July 1998. General (Res.) Bodinger served as the Commander of the Israeli Air Force from January 1992 through July 1996. During his 35 years of service, he also served as a fighter pilot while holding various command positions. General (Res.) Bodinger holds a B.A. degree in Economics and Business Administration from the Bar-Ilan University and completed the 100th Advanced Management
Program at Harvard University.

         Michael Letchinger, 52, has served as a director since November 2004. Mr. Letchinger is a designee of Horsham Enterprises Ltd. Since 2000, Mr. Letchinger has been General Counsel and Senior Vice President-Managing of Potomac Golf Properties, LLC, a company engaged in real estate development and free standing golf facilities. From 1994 to 2000, Mr. Letchinger was General Counsel and Senior Vice President-Managing of Potomac Development Associates, a sister company of Potomac Golf Properties, LLC. Mr. Letchinger holds a B.A. degree in economics from Brandeis University and a JD from University of Chicago Law School.

         The Board of Directors recommends a vote FOR the election of each nominee for director named above.

Directors Continuing in Office

         Ben Zion Gruber, 49, has served as a director since 2002, and was elected as a designee of the shareholders (other than Howard Yeung) that participated in our 2002 private placement. Mr. Gruber is founder and manager of several real estate and construction companies and an entrepreneur involved with several hi-tech companies. Mr. Gruber is a Colonel (Res.) of the Israeli Defense Forces serving as Brigadier Commander of a tank battalion. Mr. Gruber holds an M.A. degree in Behavioral Sciences from Tel Aviv University, a B.Sc. degree in Engineering of microcomputers from "Lev" Technology Institute and is currently studying for his Ph.D. degree in Behavioral Sciences at the University of Middlesex, England. In addition Mr. Gruber is a graduate of a summer course in Business Administration at Harvard University, as well as several other courses and training in management, finance and entrepreneurship. Mr. Gruber is a member of the Board of Employment Service of the Government of Israel, of the Board of Directors of the Company for Development of Efrat Ltd., of the Board of the Association of Friends of Kefar Shaul Hospital, of the Ethics Committee of the Eitanim and Kefar Shaul hospitals as well as of several other charitable organizations. Mr. Gruber is a Class A director whose term will expire in 2009.

         Roy Kui Chuen Chan, 60, has served as a director since November 1997. Mr. Chan is a designee of Horsham Enterprises Ltd. Mr. Chan has been legal consultant to Yeung Chi Shing Estates Limited, a Hong Kong holding company with major interests in hotels and real estate in Hong Kong, China, the U.S., Canada and Australia, and its international group of companies, since 1984. Mr. Chan presently serves as legal counsel to several Hong Kong companies, including Horsham Enterprises Ltd. Mr. Chan received his qualification as a solicitor and has been a member of the U.K. bar since 1979 after he completed five years of training at Turners Solicitors. Mr. Chan is a Class A director whose term will expire in 2009.

          Adrian Berg, 60, has served as a director since November 1997. Mr. Berg is a designee of Horsham Enterprises Ltd. Since 1976, Mr. Berg has been a chartered accountant and senior partner at the U.K. firm Alexander & Co., Chartered Accountants. Mr. Berg holds a B.Sc. degree in Industrial Administration from the University of Salford and received his qualification as a fellow of the U.K. Institute of Chartered Accountants in 1973 after he completed three years of training at Arthur Andersen & Co. Mr. Berg is a Class C director whose term will expire in 2008.

          Eli Akavia, 59, has served as an outside director since July 2006. Mr. Akavia has served as an independent consultant for accounting and audit matters since August 2002. From 1979 to 2002 Mr. Akavia served as partner in various positions in Luboshitz Kasierer, currently a member firm of Ernst & Young Global. Since June 2004, Mr. Akavia has served as a director of Eden Springs Ltd., and since December 2003 he has served as a director of On Track Innovation Ltd., both public Israeli companies. Mr. Akavia has been a Certified Public Accountant (Israel) since 1975 and holds a B.Sc. degree in Mathematics and Economics from the Hebrew University in Jerusalem and an M.B.A. degree from the Tel Aviv University.

          Nurit Mor, 64, has served as an outside director since July 2006. Ms. Mor has served as an outside director of Aspen Real Estate Ltd. since September 2005, and as an outside director of I.B.I Investment House Ltd., since May 2004. Both Aspen Real Estate Ltd. and I.B.I Investment House Ltd are public Israeli companies. From 1973 to 2003 Ms. Mor served in various positions with the Bank of Israel, including as an officer in the department of public complaints and customer relations. Ms. Mor holds a B.A. degree in Economics and Statistics and an M.A. in Business Administration from the Hebrew University, Jerusalem, and an M.A. degree in Labor Studies form the Tel Aviv University.

Audit Committee

         Under the Israeli Companies Law, the board of directors of any public company must establish an audit committee. The audit committee must consist of at least three directors and must include all of the outside directors. The audit committee may not include the chairman of the board, any director employed by the company or providing services to the company on an ongoing basis, a controlling shareholder or any of the controlling shareholder's relatives. In addition, the NASDAQ Marketplace Rules require us to establish an audit committee comprised of at least three members, all of which must be independent directors, each of whom is financially literate and satisfies the respective "independence" requirements of the Securities and Exchange Commission and NASDAQ and one of whom has accounting or related financial management expertise at senior levels within a company.

         Our Audit Committee, established in accordance with Section 114 of the Israeli Companies Law and Section 3(a)(58)(A) of the Securities Exchange Act of 1934, assists our Board of Directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent public accountants' qualifications and independence, the performance of our internal audit function and independent public accountants, finding any defects in the business management of our company for which purpose the Audit Committee may consult with our independent auditors and internal auditor, proposing to the Board of Directors ways to correct such defects, approving related-party transactions as required by Israeli law, and such other duties as may be directed by our Board of Directors.

         Our Audit Committee consists of three Board members, all of whom satisfy the "independence" requirements of the Securities and Exchange Commission and NASDAQ. We also comply with Israeli law requirements for audit committee members. Our Audit Committee is currently composed of Nurit Mor, Eli Akavia and Ben Zion Gruber. Ms. Mor and Mr. Akavia qualify both as independent directors under the NASDAQ Stock Market Rules and as outside directors under the Israeli Companies Law requirements. Mr. Ben Zion Gruber serves as the third member of our Audit Committee and is independent under the NASDAQ Stock Market Rules. The

Audit Committee meets at least once each quarter. Our Board of Directors determined that Mr. Akavia meets the definition of an audit committee financial expert, as defined in Item 401(h) of Regulation S-K.

         The responsibilities of the Audit Committee also include approving related-party transactions as required by law. Under Israeli law, an audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and at least one of the outside directors was present at the meeting in which an approval was granted.

         The Audit Committee reviewed our audited financial statements for the year ended December 31, 2006 and members of the committee met with both management and our external auditors to discuss those financial statements. Management and the external auditors have represented to the Audit Committee that the financial statements were prepared in accordance with the generally accepted accounting principles. Members of the Audit Committee have received from and discussed with the external auditors their written disclosure and letter regarding their independence from our company as required by Independence Standards Board Standard No. 1. Members of the Audit Committee also discussed with the external auditors any matters required to be discussed by Statement on Auditing Standards No. 61. Based upon these reviews and discussions, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in our Annual Report on Form 20-F for the year ended December 31, 2006.

Compensation

         The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2006.

                                                         Salaries, fees,         Pension, retirement
                                                     commissions and bonuses    and similar benefits
                                                     -----------------------    --------------------
All directors and executive officers
 as a group, consisting then of 11 persons.........         $683,100                   $273,100

         During the year ended December 31, 2006, we paid each of our outside directors a per meeting attendance fee of NIS 1,000 ($237) plus an annual fee of NIS 18,000 ($4,260).

         As of December 31, 2006, our directors and executive officers as a group, consisting of eleven persons, held options to purchase an aggregate of 658,001 ordinary shares, at exercise prices ranging from $2.07 to $4.02 per share, vesting over three years. These options were issued under our 2003 Stock Option Plan and expire in 2013. In 2006, 200,001 options having an average exercise price of $2.40 were granted under 2003 plan.

Stock Option Plans

1999 Stock Option Plan

         Our 1999 Stock Option Plan, or the 1999 Plan, provides for the issuance of stock options to purchase an aggregate of 108,400 of our ordinary shares. The1999 Plan authorizes the issuance of options to key employees and consultants, including officers and directors of our company and its subsidiaries, who are in position to contribute significantly to our success, in the judgment of the board of directors or, if appointed in the future, a committee which will administer the 1999 Plan. The board of directors or the committee will determine the number of shares covered by each option, and the formulation, within the limitations of the 1999 Plan, of the form of option.

         Options granted under the 1999 Plan may be for a maximum term of ten years from the date of grant. The exercise price of an option granted to an employee may not be less than 60% of the fair market value of our ordinary shares on the date of grant of the option. The exercise price of an option to a non-employee director or consultant may not be less than 80% of the fair market value of our ordinary shares on the date of grant of the option. If any option expires without having been fully exercised, the shares with respect to which such option has not been exercised will be available for future grants.

         Options may not be transferable by the optionee otherwise than by will or the laws of descent and distribution and during the optionee's lifetime are exercisable only by the optionee. Options terminate before their expiration dates one year after the optionee's death while in our employ, three months after the optionee's retirement for reasons of age or disability or involuntary termination of employment other than for cause, and immediately upon voluntary termination of employment or involuntary termination of employment for cause.

         Our Board of Directors may, at its discretion, modify, revise or terminate the 1999 Plan at any time, except that the aggregate number of shares issuable pursuant to options may not be increased (except in the event of certain changes in our capital structure), the eligibility provisions and minimum option price may not be changed, or the permissible maximum term of options may not be increased without the consent of our shareholders.

         The 1999 Plan also contains provisions protecting optionees against dilution of the value of their options in the case of stock splits, stock dividends or other changes in our capital structure, in the event of any proposed reorganization or merger involving our company or in the event of any spin-off or distribution of assets to our shareholders.

         As of September 4, 2007, options to purchase 73,767 ordinary shares had been granted to 28 employees at an average exercise price of $6.51 per share. All of such options are currently exercisable.

2003 Stock Option Plan

         Our 2003 Stock Option Plan, or the 2003 Plan, provides for the issuance of stock options to purchase an aggregate of 666,667 of our ordinary shares. At our Annual General meeting held in August, 2006, shareholders approved a 500,000 share increase in the number ordinary shares available for grant under the plan. Consequently, 1,166,667 shares are subject to this plan. Options under the 2003 Plan may be issued to employees including officers and directors of our company and its subsidiaries who, in the judgment of the Board of Directors based on the recommendation of our compensation committee, are in a position to contribute significantly to our success. The provisions of our 2003 Plan are designated to allow for the tax benefits promulgated under the Israeli Income Tax Ordinance [New Version]. Our Board of Directors has resolved that all options granted to Israeli residents under the 2003 Plan will be taxable under the "capital gains path." Pursuant to this path, the profit realized by the employee is taxed as a capital gain (25%) if the options or shares are held by a trustee for at least 24 months from the end of the tax year in which such options were granted. If the shares are sold before the lapse of the said 24 months period, the profit is re-characterized as ordinary income. The company is not allowed a corresponding salary expense, even in the event the profit is taxed as ordinary income. Otherwise, the terms of the 2003 Plan are substantially the same as those of the 1999 Plan.

         As of September 4, 2007 options to purchase 1,191,000 ordinary shares had been granted to 44 employees at an average exercise price of $2.80 per share. Of such options, 51,168 options have been exercised and 80,666 have been cancelled or forfeited. Options to purchase 1,059,166 ordinary shares are currently exercisable.


  II. RATIFICATION AND APPROVAL OF A LOAN AGREEMENT WITH MR. HOWARD P.L. YEUNG, OUR CONTROLLING SHAREHOLDER, AND APPROVAL OF THE ISSUANCE OF A CONVERTIBLE
                        NOTE AND WARRANTS TO MR. YEUNG.
                           (Item 2 on the Proxy Card)

         Under the Israeli Companies law, the terms of an extraordinary transaction with a controlling shareholder must be approved by the audit committee, board of directors and the general meeting of shareholders as detailed below.

         In July 2004, we consummated a private placement with certain institutional investors, pursuant to which such investors purchased 600,000 of our ordinary shares at a price of $4.80 per share, together with additional investment rights to purchase up to an aggregate of an additional 366,667 ordinary shares of the company, (the "Ordinary Shares") at an exercise price of $6.30 per share, for a period of 24 months from August 11, 2004. In addition, we issued to such investors an aggregate of $3.0 million principal amount of convertible notes, (the "Convertible Notes"). The Convertible Notes bore interest at a rate of six month LIBOR plus 2.5% and were convertible at the investors' option at a conversion price of $6.30. The investors also received warrants exercisable for a period of five years beginning on January 12, 2005 to purchase up to an aggregate of 312,500 ordinary shares at an exercise price of $7.50 per share, (the "Outstanding Warrants"). The Convertible Notes matured on July 12, 2007.

         Prior to the due date of the Convertible Notes we attempted to find new sources of financing and to negotiate the refinancing of the Convertible Notes with the holders of such notes. The best offer was received from the holders of the Convertible Notes. Pursuant to such offer, the Convertible Notes and Outstanding Warrants would be exchanged for new convertible notes and warrants, as follows:

          o the principal amount of the new convertible notes, (the "New Notes") would remain $3.0 million and mature on July 12, 2010;

          o the New Notes would have a conversion price equal to 110% of the lower of (i) the average of the daily volume-weighted average prices of the Ordinary Shares for the five trading days prior to the closing date or (ii) the closing price of the Ordinary Shares on the day prior to the closing date, (the "Closing Price");

          o the New Notes would bear interest at the rate of six month LIBOR plus 3.5% per annum, payable quarterly in arrears;

          o the New Notes would be senior obligations of the company and be secured by a second lien on all of the assets of the company and stock and assets of any of its subsidiaries, second only to the current liens securing amounts currently outstanding under the company's credit agreements with Bank Hapoalim B.M. and Bank Leumi Le-Israel B.M.;

          o the company would grant the investors warrants to purchase a number of Ordinary Shares equal to the principal amount of the New Notes divided by the Closing Price. Such warrants would have a five year term with an exercise price equal to 125% of the Closing Price;

          o the Outstanding Warrants would be extended to have a five year term starting on the closing date, and the exercise price would be equal to 125% of the Closing Price;

          o the company would use its best efforts to file a registration statement on Form F-3 covering the Ordinary Shares underlying the New Notes and the warrants as soon as practicable after the closing date, but in no event later than 30 calendar days from the closing date. If the registration statement was not be declared effective within 90 days from the closing date, the investors would be entitled to receive monthly payments in the amount of 1.0% of the principal amount of the New Notes, as liquidated damages until the registration statement would be declared effective;

          o for the 18 month period following the effective date of the registration statement, the investors would have a right of first refusal with respect to any financing transaction to be done by the company, other than in connection with (i) firm commitment, fully underwritten public offerings with minimum gross proceeds to the company of $25 million and (ii) pro rata rights offerings; and

          o the company would pay a brokers fee of 3.5% of the principal amount, or $105,000.

         Following the receipt of the proposal from the holders of the Convertible Notes, Mr. Howard P.L. Yeung, our controlling shareholder, offered to refinance the Convertible Notes, under the same terms offered by the investors, excluding the requirements to: (i) extend the term of the Outstanding Warrants; (ii) pay liquidated damages in connection with a delay in the registration of the shares; (iii) grant a right of first refusal with respect to future financing transactions; and (iv) pay a brokers fee of $105,000.

         On July 5, 2007 our Audit Committee and Board of Directors approved entering into a loan agreement with Mr. Yeung for the principal amount of $3.0 million. Such amount was applied to the payment of the Convertible Notes. Under the terms of the loan agreement, subject to shareholders approval, we will issue to Mr. Yeung a convertible note and warrants under the same terms as described above.

         Our Audit Committee as well as our Board of Directors are of the unanimous opinion that this transaction with our controlling shareholder is in our best interest and that of our shareholders since the terms are more favorable than the offer received from the holders of the Convertible Notes, as such transaction will decrease the dilution to our existing shareholders and will subject us to lower costs.

         Accordingly, our Audit Committee and our Board of Directors unanimously recommend a vote in favor of the following resolution approving the loan from Mr. Yeung and the issuance of a convertible note and warrants to him.

         It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

         "RESOLVED, that the loan agreement among our company and Mr. Howard P.L. Yeung, our controlling shareholder, be and hereby is ratified and approved, and that the issuance of a convertible note in the principal amount of $3.0 million and warrants to Mr. Yeung, our controlling shareholder, be and hereby are approved."

         The affirmative vote of the holders of a majority of the ordinary shares, represented at the Meeting in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution, provided that either (i) the shares voting in favor of such resolution include at least one-third of the non-interested shareholders with respect to the item voting on the matter (excluding the vote of abstaining shareholders), or (ii) the total shareholdings of the non-interested shareholders who vote against the item must not represent more than 1% of the voting rights in our company. Under the Israeli Companies Law, a "personal interest" (i) includes the personal interest of a relative of the shareholder (including spouse thereof); (ii) includes the personal interest of a corporation in which the shareholder or relative (including spouse thereof) serves as a director or the chief executive officer, owns at least 5% of the shares, or has the right to appoint a director or the chief executive officer; and (iii) excludes an interest arising solely from the ownership of the company's ordinary shares.

         The Board of Directors recommends a vote FOR approval of the foregoing resolution.


                          III. APPOINTMENT OF AUDITORS
                           (Item 3 on the Proxy Card)

         Our Board of Directors appointed Kost Forer Gabbay & Kasierer, registered public accountants, a Member of Ernst & Young Global, as our independent public accountants in 1999 and has reappointed the firm as our independent public accountants since such time.

         At the Meeting, shareholders will be asked to ratify and approve the re-appointment of Kost Forer Gabbay & Kasierer as our independent registered public accountants for the fiscal year ending 2007, pursuant to the recommendation of our Board of Directors. As a result of Kost Forer Gabbay & Kasierer's familiarity with our operations and reputation in the auditing field, our Audit Committee and Board of Directors believe that the firm has the necessary personnel, professional qualifications and independence to act as our independent registered public accountants.

         At the Meeting, shareholders will also be asked to authorize our Board of Directors to fix the compensation of our independent registered public accountants, pursuant to the recommendation of our Audit Committee, in accordance with the volume and nature of their services. With respect to fiscal year 2006, we paid Kost Forer Gabbay & Kasierer approximately $90,500 for audit services and approximately $7,500 for audit-related services.

         It is therefore proposed that at the Meeting the following resolution be adopted:

          "RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent registered public accountants of RADA Electronic Industries LTD., to conduct the annual audit of its financial statements for the year ending December 31, 2007, be and hereby is ratified and approved, and that the Board of Directors be, and it hereby is, authorized to fix the remuneration of such independent registered public accountants, pursuant to the recommendation of our Audit Committee, in accordance with the volume and nature of their services."

         The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, will be necessary for shareholder approval of the foregoing resolution.

         The Board of Directors recommends a vote FOR the foregoing resolution.

Audit Committee Pre-Approval Policies and Procedures

         Our Audit Committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent registered public accountants, Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global. Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the Audit Committee's approval of the scope of the engagement of our independent auditor, or on an individual basis. The policy prohibits retention of the independent registered public accountants to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act or the rules of the SEC and also requires the Audit Committee to consider whether proposed services are compatible with the independence of the public accountants.

          IV. REVIEW AND DISCUSSION OF OUR AUDITOR'S REPORT, DIRECTORS' REPORT, AND THE CONSOLIDATED FINANCIAL STATEMENTS

         At the Meeting, our auditor's report and the consolidated financial statements for the year ended December 31, 2006 will be presented. We will hold a discussion with respect to the financial statements at the Meeting as required by the Israeli Companies Law. This item will not involve a vote of the shareholders.

         The foregoing auditors' report and consolidated financial statements, as well as our annual report on Form 20-F for the year ended December 31, 2006 (filed with the Securities and Exchange Commission on March 30, 2007), may be viewed on our website - www.rada.com - or through the website of the Securities and Exchange Commission at www.sec.gov. None of the auditors' report, consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

                                By Order of the Board of Directors,

                                Herzle Bodinger,
                                President and Chairman of the Board of Directors

Dated: September 6, 2007

                                                                          ITEM 2

                       RADA ELECTRONIC INDUSTRIES LIMITED
                             7 GIBOREI ISRAEL STREET
                              NETANYA 42504, ISRAEL


           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

         The undersigned hereby appoint(s) Herzle Bodinger and Sarit Molcho, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.015 per share, of RADA Electronic Industries Limited (the "Company"), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on Sunday, October 14, 2007 at 10:00 a.m. (Israel time) at the principal offices of the Company, 7 Giborei Israel Street, Netanya 42504, Israel, and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged):

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR THE ELECTION OF THE NOMINEES FOR DIRECTOR AND ALL OF THE PROPOSALS SET FORTH ON THE REVERSE.



                (Continued and to be signed on the reverse side)

                    ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

                       RADA ELECTRONIC INDUSTRIES LIMITED
                                October 14, 2007

                           Please date, sign and mail
                             your proxy card in the
                            envelope provided as soon
                                  as possible.

     Please detach along perforated line and mail in the envelope provided.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF DIRECTORS AND
                          "FOR" ALL OF THE PROPOSALS.
        PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
          PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]
------------------------------------------------------------------------------

1. To elect two Class B Directors for terms expiring in 2010.

                                                 NOMINEES:
[ ] FOR ALL NOMINEES                             ( ) HERZLE BODINGER
                                                 ( ) MICHAEL LETCHINGER
[ ] WITHHOLD AUTHORITY FOR ALL NOMINEES

[ ] FOR ALL EXCEPT
      (See instructions below)




INSTRUCTION:      To withhold  authority to vote for any individual  nominee(s),
------------      mark "FOR ALL EXCEPT" and fill in the circle next
                  to each nominee you wish to withhold, as shown here: (X)

Pursuant to Israeli law, in order to ensure specific majority requirements we are required to ask you if you have a personal interest (as described in the proxy statement) with respect to Proposal 2.

2. To ratify and approve a loan agreement by and between the Company and Mr. Howard P.L. Yeung, the Company's controlling shareholder, and to approve the issuance of a convertible note and warrants to Mr. Yeung thereunder.

         [ ] FOR          [ ] AGAINST          [ ] ABSTAIN

Do you have a personal interest with respect to Proposal 2?   YES ____ NO _____

3. To ratify the reappointment of Kost Forer Gabbay & Kasierer, independent certified public accountants in Israel, a member firm of Ernst & Young Global, as the Company's independent registered public accountants for the year ending December 31, 2007 and to authorize its Board of Directors to determine their compensation based on the recommendation of the Company's Audit Committee.

         [ ] FOR          [ ] AGAINST          [ ] ABSTAIN

     To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. [ ]


Signature of Shareholder __________ Date __________
Signature of Shareholder __________ Date __________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Rada Electronic Industries Ltd.
                                                      (Registrant)



                                            By: /s/Herzle Bodinger
                                                ------------------
                                                Herzle Bodinger
                                                President and Chairman




Date: September 7, 2007